AMENDMENT TO TUCSON ELECTRIC POWER COMPANY
                         1994 OMNIBUS STOCK AND INCENTIVE PLAN

             The Tucson Electric Power Company 1994 Omnibus Stock and Incentive Plan is amended as follows:

1.     Section 2.1(a) of the Plan is amended to read as follows:

             "'Award' means any Option, Stock Appreciation Right,
             Restricted Stock, Performance Unit, Performance Share, or Stock Unit granted under this Plan."

2. Section 2.1 of the Plan is amended by adding the following subsection (s) at the end thereof:

             "(s) 'Stock Unit' means a non-voting unit of measurement which is deemed for bookkeeping purposes to be equivalent to one outstanding share of Stock (subject to adjustment)."

3. Section 4.1 of the Plan is amended by adding the following paragraphs thereto:

             "Notwithstanding the provisions hereof regarding the term of this Plan, all authority of the Board and the Committee with respect to Awards hereunder, including (subject to the Stock limits of Section 5) the authority to amend outstanding Awards, shall continue after the term of this Plan, so long as any Award remains outstanding.

             The Committee shall have the authority to (i) permit the recipient of Restricted Stock granted under Section 9 the right to elect to receive an award of Stock Units in lieu of such Restricted Stock, and (ii) grant additional Stock Units as dividend equivalents; as contemplated by and pursuant to the Tucson Electric Power Company Stock Unit Award Program adopted under this Plan (the "Program"). The Committee may deliver Stock in respect of such Stock Units as set forth in or pursuant to the recipient's Stock Unit Agreement (as defined in the Program) and the Program. The authority of the Board and Committee shall extend to all Stock Units."